Filed Pursuant to Rule 433
Dated March 17, 2010
Registration Statement No. 333-157537
Supplementing Preliminary Prospectus Supplement Dated March 17, 2010, and
Prospectus dated February 26, 2009

Ball Corporation

$500,000,000 aggregate principal amount of 6.75% Senior Notes due 2020

This term sheet relates only to the securities described below and should be read in conjunction with the preliminary prospectus supplement dated March 17, 2010 and the accompanying prospectus dated February 26, 2009 (including the documents incorporated by reference therein) relating to these securities.

Issuer:	Ball Corporation

Securities:	6.75% Senior Notes due 2020

Ratings:	Ba1/BB+

Distribution:	SEC Registered

Maturity:	September 15, 2020

Face Amount:	$500,000,000

Net Proceeds (before expenses):	$500,000,000

Coupon:	6.75%

Price to Public:	100%

Yield:	6.75%

Trade Date:	March 17, 2010

Expected Settlement Date:	March 22, 2010 (T+3)

Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15

Record Dates:	March 1 and September 1

Day Count:	30/360

Optional Redemption:	On or after:

	March 15, 2015	103.375%
	March 15, 2016	102.250%

	March 15, 2017	101.125%
	March 15, 2018	100.000%

in each case, plus accrued and unpaid interest
Make-Whole:	Callable prior to first call date at make-whole call of T+50 plus accrued and unpaid interest

Equity Clawback:	Prior to March 15, 2013, up to 35.00% of the Notes with the net cash proceeds from one or more equity offerings at 106.75%, plus accrued and unpaid interest

Mandatory Offer to Repurchase:	In the event of a “Change of Control” (as defined in the preliminary prospectus supplement), at 101% of principal plus accrued and unpaid interest

Spread to Treasury:	312 bps

Reference Treasury:	3.625% UST due February 15, 2020

CUSIP:	058498AP1

ISIN:	US058498AP16

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Barclays Capital Inc.

Co-Managers:	RBS Securities Inc.
KeyBanc Capital Markets Inc.
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
Rabo Securities USA, Inc.

Capitalization Table Items as of December 31, 2009 (as adjusted):	Revolving Credit Facilities:	$58.1 (1)
(dollars in millions)	Total long-term debt, including
	current portion:	$2,546.2
	Total Capitalization:	$4,129.2

(1)    At December 31, 2009, taking into account outstanding letters of credit, we had $640.5, as adjusted, available under such facility.

As of December 31, 2009, on an as adjusted basis, after giving effect to this offering and the other transactions described in “Use of Proceeds,” Ball Corporation and its subsidiaries would have had approximately $894.3 million in aggregate principal amount of outstanding long-term secured debt on a consolidated basis.

Note: The issuer has filed a registration statement (including a prospectus dated February 26, 2009) and a preliminary prospectus supplement dated March 17, 2010 with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.